UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ ME 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

VIVO VENTURES INVESTMENT

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil”) (B3: VIVT3; NYSE: VIV), in the form and purpose of CVM Resolution No. 44/2021 (“CVM Resolution”), hereby informs its shareholders and the market in general that Vivo Ventures (“VV”), Corporate Venture Capital Fund created by the Company together with Telefónica Open Innovation, S.L. (Unipersonal), signed a Convertible Note Agreement, through which VV has committed to invest US$3 million in Credit Vista Technologies Limited, holding society of Credit Vista Tecnologia for Personal Finances EIRELI (“Klavi”). The investment will occur through the acquisition of promissory notes convertible into shareholding position.

Klavi is a fintech that offers Open Finance solutions through a SaaS platform (Software as a Service), using data intelligence that enables customers to develop financial products and services more quickly and accurately.

The investment in Klavi is VV’s first investment and is in line with its purpose of creating partnerships with startups that offer innovative services and products.

São Paulo, August 11, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	August 11, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director